CONSENT OF AUTHOR

July 22 , 2008

Pacific Rim Mining Corp.
#410 – 625 Howe Street
Vancouver, BC
V7L 1J1

Dear Sirs/Mesdames:

Re:	Pacific Rim Mining Corporation
Consent

The undersigned hereby consents to being named in the Annual Information Form dated July 18, 2008 (“AIF”), Management Discussion and Analysis dated July 18, 2008 (the “MD&A”), and the Form 40-F for the year ended April 30, 2008 (the “Form 40-F”).

I confirm that I have read the AIF, the MD&A and the Form 40-F and have no reason to believe that there are any misrepresentations in the information contained therein or that the written disclosure contains any misrepresentation, confirm that the information contained therein accurately represents the information that supports the written disclosure and confirm that such matters are within my knowledge as a result of the services performed by me.

Sincerely,

William Gehlen